

July 6, 2011

Via E-mail
Sean T. Erwin, Chairman of the Board
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

> **Re: Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 001-32240**

Dear Mr. Erwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Quantitative and Qualitative Disclosures About Market Risk, page 38

Other Manufacturing Inputs, page 38

1.   We note your draft disclosure in response to comment two from our letter dated April 26, 2011. Please revise your draft language concerning certain products and a "temporary disruption" in their production to include additional qualitative and/or quantitative disclosure to provide context to the statement.

You may contact Steve Lo at (202) 551-3394 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds,
Assistant Director